Filed by Minebea Co., Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: MITSUMI ELECTRIC CO., LTD. (File Number: 132-02801)
Dated May 27, 2016

Investor Meeting Presentation for FY 3/2016 held on May 10, 2016
* Some parts have been added and modified for a clearer understanding.

(Excerpt)

Q: What do you plan to do during the second half of this fiscal year as you prepare for the business integration with Mitsumi Electric? What kind of head start will you get before March 2017?
A: There's a lot to do before the business integration takes place, like making necessary arrangements for systems and employees. The most important thing of all is improving Mitsumi's profitability. The top priority management strategy is to have our key manufacturing personnel train local employees at all levels and sow the seeds of “Minebeaism” throughout Mitsumi once we get the green light from the anti-trust regulators in key countries. How quickly we can do that will be the key to success. The second crucial element is teamwork. We’re short of R&D people and need Mitsumi’s help to get the various new products we currently have in the works off the drawing board and into the market as quickly as possible. We'll make sure that everybody pulls together.

Q: By “sowing the seeds of Minebeaism" do you mean looking at Mitsumi's factories and replacing their machines and equipment, or is that a reference to your philosophy of manufacturing?
A: While we do need to change some of their machines, it’s more about Mitsumi's manufacturing philosophy and strategy being so different from ours. We will have to review everything from procurement to logistics, but the real focus will be on a commitment to manufacturing. We should be able to go into the nuts and bolts of it all once things are settled at Mitsumi's extraordinary meeting of shareholders, which is scheduled for December.

Q: Once again I’d like to ask if you are contemplating a cut in personnel.
A: Not at the moment.

Q: Looking at Mitsumi's balance sheets, its tangible fixed assets have significantly decreased over the last several years and it doesn't seem to be manufacturing any parts in-house at all. This gives me the impression that you’re just going to continue making products with parts bought from external suppliers without adding value to them even if Minebea's manufacturing technologies are transferred. Wouldn't it be more effective if Minebea just produced parts for Mitsumi?
A: Although I can’t go into any details right now, I believe transferring our manufacturing strategy to Mitsumi is the best way to help the company improve.

Q: Mitsumi Electric's financial results that were announced today were quite unfavorable. To be honest, I don't think they can achieve their targets for the fiscal year ending March 2017. When you announced the business integration with Mitsumi back in December, you said it would be a 50/50 business integration, but today you said you will "sow the seeds of Minebeaism" at Mitsumi. It sounds like you're worried and have changed your story. Can you tell us again what specifically you are going to do as an equal partner with Mitsumi?
A: I think you may have misheard me. I never said "50:50." I said it was in "the spirit of equal partnership." That's why we are changing the company name. Mitsumi has many excellent engineers and they will share their abilities with us to help us create something new. I want to keep that spirit of innovation alive. That's what we mean by "a spirit of equal partnership."
Mitsumi Electric knows why they can't stay ahead of the competition in the manufacturing arena. Their people came and observed what we do during the due diligence process. We have both agreed that by adopting Minebea's manufacturing practices Mitsumi can transform itself into a totally different company. I'm sorry if I sounded condescending when I used the suffix "-ism," but that's basically all I was saying. Right now we don't have any plan to adopt Mitsumi's manufacturing practices. We've been thinking about what Mitsumi will be able to do by implementing our ultra-precision machining technology and how it can quickly ramp up a large-scale, production system like the one we use for our LED backlights. All we are going to do is to transfer our know-how to Mitsumi.

Q: You mentioned the high cost incurred for the business integration with Mitsumi Electric. Is that the reason for the large adjustment figure for the fourth quarter? Can you tell us how much you expect to spend on the business integration this fiscal year as well as whether it will be more or less next year?
A: Besides the business integration, we are also working to implement ERP, which will bring head office expenses up 2 billion yen this fiscal year.

Q: While you are now constructing the Cambodian plant's third factory building, are you going to utilize it after the business integration with Mitsumi Electric?
A: Although we cannot consider concrete measures until we get approval from anti-trust regulators in key countries, production in Cambodia is sure to be a big option. If we have to transfer manufacturing operations or keep production costs down, it would make sense to use the Cambodian plant. That's all I can tell you about it at the moment.

End

Minebea may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible share exchange (the “Share Exchange”) pertaining to a business integration between the two companies, if it is consummated.  The Form F-4 (if filed in connection with the Share Exchange) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of MITSUMI prior to the shareholders’ meeting at which the Share Exchange will be voted upon.  The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about the two companies, the Share Exchange and related matters.  U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange.  Any documents filed with the SEC in connection with the Share Exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the contact of Minebea below.

Contacts for inquiries regarding the Business Integration
Minebea
Minebea Co., Ltd.
4106-73, Oaza Miyota, Miyota-machi, Kitasaku-gun, Nagano 389-0293, Japan
Takayuki Ishikawa, General Manager
Corporate Communications Office
Tel:  03-6758-6703
Email:  corporate_communication@minebea.co.jp